NEWS RELEASE

17 April 2007

Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV

Chairman’s Statement

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Jan Hommen, Chairman of Reed Elsevier PLC and Reed Elsevier NV, told shareholders at the Reed Elsevier PLC meeting in London today:

“We were pleased to report on a year in which we made important progress at Reed Elsevier in 2006. We continued to expand our authoritative content delivered through market leading brands; we invested behind a wide range of innovative new digital products; we achieved further significant efficiency gains across the business; and we saw a strong performance from recent acquisitions which are accelerating our progress.

The 2006 financial results were encouraging, with good revenue growth and improved underlying margins. We also delivered strong cash generation and higher returns on invested capital.

We have sharpened our strategic focus to best capitalize on the growing digital opportunities in our markets. We believe we can derive the best returns on our brand franchises and digital investments by focusing on the Science, Legal and Business markets. Accordingly, we announced in February 2007 our intention to sell the Harcourt Education division, with the intention to return the net proceeds from the sale to shareholders.”

Looking at the trading performance in 2007, Mr Hommen commented:

“Overall, trading conditions have changed little since our 2006 Preliminary Results announcement on 15 February. The performance so far this year is in line with our expectations and market conditions are generally favourable.

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier has started the year well. In both the Science & Technology and Health Sciences divisions journal subscription renewals are strong, online sales are progressing well and book publishing is expanding. The Health Sciences business is again expecting good growth from new publishing and backlist sales, although given the seasonality of the business, this will be reflected in the second half.

LexisNexis has made a good start to the year, with good revenue momentum seen across the business. In US Legal Markets good demand continues for online information and our expanding portfolio of workflow solutions. In US Corporate and Public Markets, the risk management business is continuing to grow well. International growth outside the US is benefiting from the strong demand for online services in the UK, France, Germany and other European and Asian markets.

Harcourt Education has started the year with an encouraging market response to its 2007 basal textbook programmes and recent reorganisations within the Assessment business are having a positive effect on operational performance. The majority of textbook sales for both the basal and supplemental businesses are in the second half, reflecting the seasonality of the business around the start of the academic year. The Harcourt Education sale process is underway and we expect to complete the disposal during the course of the second half of 2007.

Reed Business has had a positive start to the year. In the magazine and information publishing businesses, online revenues continue to grow well, more than offsetting declines in print revenues. Exhibition demand is good with notable successes in the early 2007 shows.

Our financial goal is for a minimum of 10% adjusted earnings per share growth at constant currencies and, excluding the impact of the sale of Harcourt Education, we are on track to achieve this in 2007. The adjusted earnings per share for 2007 will however be impacted by dilution on the sale of the seasonal Harcourt Education business.

Financial performance for the first half will be impacted by publishing phasing effects and unfavourable exhibition cycling effects which reverse in the second half of the year.  As in previous years, Reed Elsevier’s revenues and profits will be weighted towards the second half, reflecting the timing of publishing programmes and selling seasons, most notably in Elsevier Health Sciences and Harcourt Education.

The long term prospects for Reed Elsevier are promising. Our strategy is clear and focused on four priorities: delivering authoritative content through leading brands, driving online solutions, improving cost efficiency and selective portfolio development. The digital horizon continues to expand and Reed Elsevier is well placed.”

The Annual General Meeting of Reed Elsevier NV, the co-parent of Reed Elsevier Group plc, will be held in Amsterdam tomorrow and Mr Hommen, also Chairman of Reed Elsevier NV, will make the same comments to that meeting.

This statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

For media enquiries contact:

Patrick Kerr, Reed Elsevier, tel +44 (0)20 7166 5646